Southeastern Asset Management, Inc.	Icahn Capital LP
6410 Poplar Avenue, Suite 900	767 Fifth Avenue, 47th Floor
Memphis, TN 38119	New York, New York 10153

June 19, 2013

VIA E-MAIL AND FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	Dell Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 6, 2013

File No. 000-17017

Dear Mr. Panos:

We express our appreciation for your review of the Preliminary Proxy Statement filed on Schedule 14A by Southeastern Asset Management, Inc. (“SAM”) and Icahn Enterprises L.P. (“Icahn”) with respect to Dell Inc. (“Dell”). We are responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2013. Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. In conjunction with these responses, we are filing a revised Preliminary Proxy Statement on Schedule 14A via EDGAR.

General

1.	Staff Comment: Please disclose on the first page of the proxy statement the percentage of shares of common stock of Dell Inc. held by Southeastern Asset Management, Inc. and the Icahn Participants, both individually and in the aggregate.

Response: Pursuant to the Staff’s request, we have revised the first page of the proxy statement to set forth the percentage of shares of common stock of Dell Inc. held by SAM and the Icahn Participants, both individually and in the aggregate.

2.	Staff Comment: Please advise us whether any of the twelve nominees to Dell Inc.’s Board of Directors who were disclosed by Southeastern Asset Management and Icahn Participants in their respective Schedule 14A filings on May 13, 2013 should be identified as participants in this solicitation. In addition, please also tell us whether Longleaf Partners Funds is a participant in this solicitation. See Instruction 3(a) to Item 4 of Schedule 14A.

Response: We respectfully advise the staff that the nominees to Dell Inc.’s board of directors are not participants in this solicitation, as we are not soliciting proxies for the election of directors with this proxy statement. We will name those director nominees

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

June 19, 2013

_____________________

in a proxy statement that we file with respect to the Dell 2013 annual meeting of stockholders, if such meeting is held.

SAM also respectfully advises the staff that Longleaf Partners Funds is not a participant in this solicitation, as Longleaf is not part of the group soliciting proxies. Rather, SAM is exercising its authority over the shares held by Longleaf with respect to this proxy statement and the Dell special meeting of stockholders.

Background of this Solicitation

3.	Staff Comment: Please provide us with a brief legal analysis in support of the statement that an Acquisition Proposal, as defined in the merger agreement, was delivered to the Dell Board of Directors on March 22, 2013.

Response: The definition of Acquisition Proposal in the Merger Agreement includes “any bona fide inquiry, proposal or offer made by any Person for, in a single transaction or a series of transactions, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, extra-ordinary dividend or share repurchase… involving [Dell]” (emphasis added). The March 22, 2013 letter delivered by Icahn to the Dell Board of Directors included a proposal for a leveraged recapitalization whereby Dell would obtain transaction funding, including, among other things, $5.218 billion in new debt, that would be distributed to existing stockholders either as payment for their shares or as a special dividend. We note that the Special Committee of the Dell Board of Directors also recognized in a press release on March 25, 2013 that the March 22, 2013 letter delivered by Icahn constituted an Acquisition Proposal and that therefore Icahn was an “Excluded Party” for purposes of the Merger Agreement.

The Dell Special Meeting Proposals

4.	Staff Comment: Please elaborate on the reasons why “SAM/Icahn do not believe that the proposed $13.65 per share properly reflects the value of the company.” The substantive basis in support of this statement should be disclosed. Refer to Exchange Act Release 16833 (May 23, 1980).

Response: Pursuant to the Staff’s request, we have revised the proxy statement to include the reasons why we do not believe the proposed $13.65 per share properly reflects the value of the company.

5.	Staff Comment: Please briefly state the reasons why SAM/Icahn are recommending a vote against the proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of Dell in connection with the merger, or advise.

Response: Pursuant to the Staff’s request, we have revised the proxy statement to briefly state the reasons why we are recommending a vote against the proposal to approve, on an advisory (non-binding) basis, the compensation that may become

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

June 19, 2013

_____________________

payable to the named executive officers of Dell in connection with the proposed management buyout.

Solicitation of Proxies

6.	Staff Comment: We note that the participants plan on soliciting proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: Pursuant to the Staff’s request, SAM and Icahn hereby confirm our understandings that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

7.	Staff Comment: Please advise us whether the participants plan to utilize any internet chat rooms and/or websites to communicate with Dell security holders. To the extent internet chat rooms and/or websites are used by the participants to communicate with Dell security holders, please confirm that the participants intend to comply with Rules 14a-6 and 14a-9 for any solicitations undertaken in those mediums.

Response: Pursuant to the Staff’s request, we hereby advise the Staff that we are in the process of determining whether to utilize internet chat rooms and/or websites to communicate with Dell stockholders. To the extent that we utilize such internet chat rooms and/or websites, we hereby confirm to the Staff that we intend to comply with Rules 14a-6 and 14a-9 for any solicitations undertaken in those mediums.

Certain Information Regarding Participants in this Solicitation of Proxies

8.	Staff Comment: The term “participant” is defined in Instruction 3 to Item 4 of Schedule 14A, which schedule has been codified at Exchange Act Rule 14a-101. The term “participant” is not defined under Rule 14a-1 of Regulation 14A. Instruction 3 does not expressly provide that certain circumstances exist in which a person “may be deemed” to be a participant. This qualifying language may be construed as a disclaimer. Please revise here, and make conforming changes as needed, to make clear that each of the persons identified is a participant.

Response: Pursuant to the Staff’s request, we have revised the proxy statement to remove the indicated language and to make clear that each of the persons identified is a participant.

Notice of Internet Availability

9.	Staff Comment: We noticed that plans exist to post the definitive proxy statement to a web site. Because this disclosure used the term “Important Notice,” the disclosure impliedly suggests the participants intend to rely on Rule 14a-16 to distribute the definitive proxy statement. In light of the time constraints on the availability of that

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

June 19, 2013

_____________________

rule, please confirm that the participants do not intend to rely on Rule 14a-16. In addition, please remove the implication created by this disclosure that the participants are distributing the proxy statement by the electronic means authorized by this rule.

Response: Pursuant to the Staff’s request, we hereby confirm that we do not intend to rely on Rule 14a-16. In addition, we have revised the proxy statement to remove the implication that we are distributing the proxy statement by the electronic means authorized by this rule.

Proxy Solicitation Concerning Election of Directors and Next Steps

10.	Staff Comment: We note information concerning the solicitation of stockholder votes concerning the election of directors has been included notwithstanding that the instant solicitation relates only to the approval of the merger agreement and executive compensation. It does not appear as though this information has been separately filed. Please advise us whether this excerpt has been or will be filed pursuant to Rule 14a-12.

Response: We respectfully advise the Staff that each of SAM and Icahn filed soliciting materials pursuant to Rule 14a-12 on Schedule 14A via EDGAR on May 13, 2013, in which SAM and Icahn identified their respective board nominees and stated that we “intend to solicit proxies for the Southeastern Nominees and the Icahn Nominees as a single slate, and intend to jointly, prepare, file and mail a proxy statement in connection with such solicitation with respect to Dell’s 2013 Annual Meeting of Stockholders or any other meeting at which Directors may be elected.”

11.	Staff Comment: Please advise us why this disclosure has been included given that the participants suggest that they only reserve the right to file a proxy statement concerning the election by making the statement that “SAM and Icahn may file a preliminary proxy statement” in connection with the election of directors. Please clearly state whether the participants intend to furnish a proxy statement to security holders. Refer to Question D.3 of the July 2001 Supplement of the Manual of Publicly Available Telephone Interpretations available on our website.

Response: Pursuant to the Staff’s request, we have revised the proxy statement to state that we intend to furnish a proxy statement to Dell stockholders in connection with Dell’s 2013 annual meeting of stockholders, if such meeting is held.

Schedule II to Annex A / Certain Information Required by Item 5 to Schedule 14A

12.	Staff Comment: Advise us, with a view toward revised disclosure, as to what consideration Southeastern has given to disclosing its cost basis in the shares of Dell it beneficially owns. To the extent the cost basis is above the price per share offered in the Dell transaction, please advise us as to what consideration has been given to disclosing that Southeastern will have made an unprofitable investment if the transaction approved by Dell is approved.

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

June 19, 2013

_____________________

Response: SAM respectfully advises the Staff that even if this solicitation was subject to Rule 14a-12(c), Schedule 14A would not require disclosure of the amounts that SAM paid for Dell securities, even those SAM purchased and sold in the last two years under Item 5(b)(1)(vi). SAM believes that disclosure of SAM’s cost basis in the securities of Dell that SAM beneficially owns would reflect a “sunk cost” fallacy. Therefore, SAM does not believe that SAM’s cost basis is relevant or material to the recommendation to vote against the proposed management buyout. Furthermore, SAM does not believe that SAM’s cost basis is relevant or material to the decision of the other Dell stockholders.

13.	Staff Comment: Advise us, with a view toward revised disclosure, whether the incentive compensation payable to Southeastern’s portfolio managers differs based on whether Dell completed its proposed transaction versus a transaction in which Southeastern retained an interest in Dell.

Response: SAM respectfully advises the Staff that SAM’s portfolio manager compensation does not differ based on whether Dell completes its proposed management buyout transaction versus a transaction in which SAM retains an interest in Dell. In either case, portfolio manager compensation is aligned with investment performance of securities selected for client portfolios. Accordingly, SAM is incented to choose the alternative that in its view produces the best result for its clients.

14.	Staff Comment: The alternative transaction being contemplated by the participants has not been cited as a substantial interest in the matter to be acted upon at the Dell special meeting. Please advise us, with a view toward revised disclosure, whether an alternative transaction proposal will be forthcoming and the extent to which that competing transaction is influencing the participants’ recommendation to vote against approval of Proposal 1. In addition, please advise us whether the participants have plans to advocate in favor of their alternative transaction outside of this proxy statement but before the Dell special meeting.

Response: We respectfully advise the Staff that we have previously examined, and continue to examine, a variety of transactions designed to maximize the value of Dell’s stock. These include the various proposals that we have previously disclosed. However, none of these proposals is the basis for our recommendation to vote against the proposed going private transaction. Rather, it is our extensive financial review of Dell that has led to our opposition to the proposed going private transaction.

We note that on June 18, 2013, Icahn released an open letter to Dell stockholders proposing that Dell engage in a tender offer for Dell common stock. The tender offer would require action by and approval of the Dell board of directors. If the SAM board nominees and the Icahn board nominees are elected to the Dell board, we anticipate that they will consider such a tender offer consistent with their fiduciary duties. We have updated the proxy statement to include disclosure of Icahn’s letter.

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

June 19, 2013

_____________________

Form of Proxy

15.	Staff Comment: We noticed that both the proxy statement and form of proxy were marked as being preliminary copies in accordance with Rule 14a-6(e)(1). Please confirm that the next submission will also include the anticipated date the definitive proxy statement will be released to security holders as required by Rule 14a-6(d), or advise.

Response: We respectfully advise the Staff that we plan to release the definitive proxy statement to Dell stockholders as soon as the Staff determines that it has no further comments on our preliminary proxy statement. As we do not have a good faith estimate of such date, we were unable to include such date in our preliminary proxy statement.

16.	Staff Comment: The form of proxy generally complies with the first disclosure provision within Rule 14a-4(a)(3) by clearly and impartially introducing the proposals upon which security holders are being asked to vote. Notwithstanding this apparent compliance, however, the proposals also should be accompanied by disclosure that affirmatively indicates whether or not their approval is conditioned upon the successful passage of another proposal and whether or not each of the proposals was introduced by the (non-management) participants or the issuer. Please revise or advise.

Response: Pursuant to the Staff’s request, we have amended the form of proxy to indicate that the approval of each proposal is independent of the other proposals, and that each proposal was introduced by the issuer.

Pursuant to the Staff’s request, we hereby acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding these responses, please do not hesitate to contact the attorneys for SAM, Dennis Block at (212) 801-2222 or Robert Katz at (212) 848-8008, or Andrew Langham, Assistant General Counsel of Icahn Capital LP, at (212) 702-4382.

Sincerely,

Southeastern Asset Management, Inc.	Icahn Capital LP

By: /s/ Andrew R. McCarroll____	By: /s/ Andrew Langham_________
Andrew R. McCarroll	Andrew Langham
General Counsel and Principal	Assistant General Counsel

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

June 19, 2013

_____________________

cc:	Dennis J. Block, Esq.
Robert M. Katz, Esq.